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                                              Wells Fargo Funds Management, LLC
                                                525 Market Street, 12/th/ Floor
                                                                  MAC A0102-120
                                                        San Francisco, CA 94105

                                                              December 19, 2007

                                                    Writer's Direct Dial Number
                                                                   415-947-4612

Via Edgar
Ms. Linda Stirling
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

   Re: Wells Fargo Funds Trust
       Registration Nos. 333-74295; 811-09253

Ms. Stirling:

   In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(a) (2), we are re-transmitting herewith for filing Post-Effective Amendment No. 116 to its Registration Statement under the 1933 Act and Amendment No. 117 under the 1940 Act on Form N-1A.

   This Post-Effective Amendment No. 116 is a duplicate of that filed on December 11, 2007, (SEC Acceptance No. 0001193125-07-262909) and is being transmitted to correctly reflect the series and class identifiers for each
Fund: Wells Fargo CoreBuilder Shares/SM/ - Series M, and Wells Fargo
CoreBuilder Shares/SM/ - Series G. Each Fund will offer one unnamed share class.

   Please be advised that the prospectus language for each Fund as it relates specifically to frequent trading is preliminary in nature. The language as it currently appears in the prospectus for each Fund will be presented to the Funds' Board of Trustees for their review and approval at their upcoming regular quarterly meeting scheduled for February 6, 2008.

   It is our intent to file another amendment for these Funds pursuant to Rule 485(b), at which time we will finalize any missing information. This Amendment will become effective simultaneously with the 485(b) filing on March 1, 2008. If we may receive your comments no later than February 5, 2008, this will allow us sufficient time to incorporate your comments and follow up with any questions that may arise prior to this filing.

   If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at the number indicated above.

                                                  Very truly yours,

                                                  /s/ Karin Brotman
                                                  ------------------------------
                                                  Karin Brotman
                                                  Senior Counsel